Exhibit 99.1

Allot Announces
Third Quarter 2019 Financial Results

Revenue Growth Continues: Q3 Revenue Increase 14% Year-over-Year

Hod Hasharon, Israel – November 5, 2019 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, today announced its third quarter 2019 financial results.

 Third Quarter 2019 – Financial Highlights

•	Revenue growth to $27.6 million, up 14% year-over-year

•	Cash and investments increased by $13.3 million to $114.8 million

•	GAAP gross profit up 14% year-over-year to $19.2 million; non-GAAP gross profit up 13% to $19.4 million

•	GAAP operating loss of $2.2 million; non-GAAP operating loss of $2.2 million

Financial Outlook

•	Management continues to maintain its expectations of full year 2019 revenues between $106-$110 million, representing continued double-digit year-over-year growth

•	Management maintains its expectation that full year 2019 book to bill ratio will be above 1

Management Comment

Erez Antebi, President & CEO of Allot, commented, “We are pleased with our continued ongoing year-over-year revenue growth and we remain on target with our strategy and longer-term goals. We have been successful in signing new significant deals in recent months.  Our pipeline remains strong and we expect to enter next year with significant backlog that will enable Allot to accelerate revenue growth in 2020.”

Third Quarter 2019 Financial Results Summary

Total revenue for the quarter was $27.6 million, an increase of 14% compared with $24.2 million in the third quarter of 2018.

Gross profit on a GAAP basis for the quarter was $19.2 million (gross margin of 69.4%), a 14% improvement compared with $16.8 million (gross margin of 69.4%) in the third quarter of 2018.

Gross profit on a non-GAAP basis for the quarter of was $19.4 million (gross margin of 70.2%), a 13% improvement compared with $17.1 million (gross margin of 70.7%) in the third quarter of 2018.

Operating loss on a GAAP basis for the quarter was $2.2 million, compared with an operating loss of $2.5 million, in the third quarter of 2018.

Non-GAAP operating loss for the quarter was $2.2 million, compared with a non-GAAP operating loss of $1.1 million in the third quarter of 2018.

Net loss on a GAAP basis for the quarter was $2.1 million, or $0.06 per basic and diluted share, compared with a net loss of $2.5 million, or $0.07 per basic and diluted share, in the third quarter of 2018.

Non-GAAP net loss for the quarter was $1.9 million, or $0.05 per basic share, compared with a non-GAAP net loss of $1.1 million, or $0.03 per basic share, in the third quarter of 2018.

Cash and investments as of September 30, 2019 totaled $114.8 million, compared with $101.6 million as of June 30, 2019.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss third quarter 2019 earnings results today, November 5, 2019 at 8:30 am ET, 3:30 pm Israel time.

To access the conference call, please dial one of the following numbers:

US:  1-888-668-9141, UK: 0-800-917-5108, Israel: +972-3-918-0610

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot’s multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry leading network-based security as a service solution has achieved over 50% penetration with some service providers and is already used by over 21 million subscribers in Europe. Allot. See. Control. Secure.

For more information, visit www.allot.com

GAAP to Non-GAAP Reconciliation:

Non-GAAP net income is defined as GAAP net income after excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment, exchange rate differences related to revaluation of assets and liabilities denominated in non-dollar currencies and other acquisition-related expenses.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: GK Investor Relations Ehud Helft/Gavriel Frohwein +1 646 688 3559 allot@gkir.com	Public Relations Contact: Seth Greenberg Director of Corporate Communications sgreenberg@allot.com

TABLE - 1
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	$27,637	$24,217	$79,533	$68,952
Cost of revenues	8,456	7,417	24,050	21,053
Gross profit	19,181	16,800	55,483	47,899

Operating expenses:
Research and development costs, net	8,091	6,695	22,898	18,786
Sales and marketing	12,233	9,880	34,919	30,095
General and administrative	1,096	2,755	4,724	7,800
Total operating expenses	21,420	19,330	62,541	56,681
Operating loss	(2,239)	(2,530)	(7,058)	(8,782)
Financial and other income, net	257	571	1,360	1,607
Loss before income tax expenses	(1,982)	(1,959)	(5,698)	(7,175)

Tax expenses	129	536	1,279	1,424
Net Loss	(2,111)	(2,495)	(6,977)	(8,599)

Basic net loss per share	$(0.06)	$(0.07)	$(0.20)	$(0.26)

Diluted net loss per share	$(0.06)	$(0.07)	$(0.20)	$(0.26)

Weighted average number of shares used in
computing basic net loss per share	34,348,200	33,761,279	34,183,272	33,658,485

Weighted average number of shares used in
computing diluted net loss per share	34,348,200	33,761,279	34,183,272	33,658,485

TABLE - 2
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
GAAP cost of revenues	$8,456	$7,417	$24,050	$21,053
Share-based compensation (1)	(67)	(86)	(188)	(256)
Amortization of intangible assets (2)	(237)	(232)	(701)	(697)
Changes in taxes and headcount related items (4)	75	-	75	-
Non-GAAP cost of revenues	$8,227	$7,099	$23,236	$20,100

GAAP gross profit	$19,181	$16,800	$55,483	$47,899
Gross profit adjustments	229	318	814	953
Non-GAAP gross profit	$19,410	$17,118	$56,297	$48,852

GAAP operating expenses	$21,420	$19,330	$62,541	$56,681
Share-based compensation (1)	(747)	(658)	(2,214)	(1,912)
Amortization of intangible assets (2)	(188)	(175)	(565)	(525)
Income (Expenses) related to M&A activities (3)	1,198	(112)	2,735	(301)
Changes in taxes and headcount related items (4)	(31)	(210)	(31)	(380)
Non-GAAP operating expenses	$21,652	$18,175	$62,466	$53,563

GAAP financial and other income	$257	$571	$1,360	$1,607
Expenses related to M&A activities (3)	-	(7)	-	(149)
Exchange rate differences*	235	-	202	-
Non-GAAP Financial and other income	$492	$564	$1,562	$1,458

GAAP taxes on income	$129	$536	$1,279	$1,424
Tax expenses in respect of net deferred tax asset recorded	(16)	44	(49)	7
Non-GAAP taxes on income	$113	$580	$1,230	$1,431

GAAP Net Loss	$(2,111)	$(2,495)	$(6,977)	$(8,599)
Share-based compensation (1)	814	744	2,402	2,168
Amortization of intangible assets (2)	425	407	1,266	1,222
Expenses related to M&A activities (3)	(1,198)	105	(2,735)	152
Changes in taxes and headcount related items (4)	(44)	210	(44)	380
Exchange rate differences	235	-	202	-
Tax expenses in respect of net deferred tax asset recorded	16	(44)	49	(7)
Non-GAAP Net Loss	$(1,863)	$(1,073)	$(5,837)	$(4,684)

GAAP Loss per share (diluted)	$(0.06)	$(0.07)	$(0.20)	$(0.26)
Share-based compensation	0.02	0.02	0.07	0.07
Amortization of intangible assets	0.01	0.01	0.03	0.04
Expenses related to M&A activities	(0.03)	-	(0.08)	0.00
Changes in taxes and headcount related items	(0.00)	0.01	(0.00)	0.01
Exchange rate differences	0.01	-	0.01	-
Tax expense in respect of net deferred tax asset recorded	0.00	(0.00)	0.00	-
Non-GAAP Net loss per share (diluted)	$(0.05)	$(0.03)	$(0.17)	$(0.14)

Weighted average number of shares used in
computing GAAP diluted net loss per share	34,348,200	33,761,279	34,183,272	33,658,485

Weighted average number of shares used in
computing non-GAAP diluted net loss per share	34,348,200	33,761,279	34,183,272	33,658,485

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

TABLE - 2 cont.
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)

(1) Share-based compensation:
Cost of revenues	$67	$86	$188	$256
Research and development costs, net	234	178	617	504
Sales and marketing	297	264	907	701
General and administrative	216	216	690	707
	$814	$744	$2,402	$2,168

(2) Amortization of intangible assets
Cost of revenues	$237	$232	$701	$697
Sales and marketing	188	175	565	525
	$425	$407	$1,266	$1,222

(3) Expenses related to M&A activities
General and administrative	$(1,561)	$31	$(3,508)	$69
Research and development costs, net	363	81	773	232
Financial income	-	(7)	-	(149)
	$(1,198)	$105	$(2,735)	$152
(4) Changes in taxes and headcount related items
Sales and marketing	$16	$122	$16	$222
Cost of revenues	(75)	-	(75)	-
General and administrative	15	88	15	158
	$(44)	$210	$(44)	$380

(*) Excluding share-based compensation related to the restructuring plan, which was already included under restructuring expenses.

TABLE - 3
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2019	2018
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$20,809	$16,336
Restricted cash	10,656	-
Short term deposits	8,557	22,543
Restricted deposit	10,508	465
Marketable securities	64,049	64,290
Trade receivables, net	20,974	26,093
Other receivables and prepaid expenses	5,040	3,647
Inventories	9,243	11,345
Total current assets	149,836	144,719

LONG-TERM ASSETS:
Restricted deposit	257	257
Severance pay fund	369	345
Operating lease right-of-use assets	6,422	-
Deferred taxes	550	281
Other assets	766	600
Total long-term assets	8,364	1,483

PROPERTY AND EQUIPMENT, NET	7,976	6,249
GOODWILL AND INTANGIBLE ASSETS, NET	35,378	37,393

Total assets	$201,554	$189,844

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$7,287	$7,813
Deferred revenues	31,615	13,855
Short-term operating lease liabilities	2,748	-
Other payables and accrued expenses	16,848	21,052
Total current liabilities	58,498	42,720

LONG-TERM LIABILITIES:
Deferred revenues	4,247	-
Long-term operating lease liabilities	3,821	4,247
Accrued severance pay	797	-
Other long term liabilities	773	806
Total long-term liabilities	9,638	6,168

SHAREHOLDERS' EQUITY	133,418	135,903

Total liabilities and shareholders' equity	$201,554	$189,844

TABLE - 4
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:

Net Loss	$(2,111)	$(2,495)	$(6,977)	$(8,599)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	682	550	1,915	1,603
Stock-based compensation related to options granted to employees	814	744	2,402	2,168
Amortization of intangible assets	425	407	1,266	1,222
Capital loss	-	-	-	39
Decrease (Increase) in accrued severance pay, net	17	8	(33)	34
Decrease (Increase) in other assets	111	59	(166)	452
Decrease in accrued interest and amortization of premium on marketable securities	95	197	336	612
Changes in operating leases, net	(235)	-	147	-
Decrease (Increase) in trade receivables	889	(1,826)	5,119	(3,715)
Increase in other receivables and prepaid expenses	(315)	(1,003)	(689)	(1,285)
Decrease (Increase) in inventories	1,483	(3,942)	1,249	(4,055)
Increase in long-term deferred taxes, net	(87)	(45)	(269)	(7)
Increase (Decrease) in trade payables	686	5,826	(526)	6,315
Increase (Decrease) in employees and payroll accruals	(953)	105	587	(180)
Increase in deferred revenues	16,437	471	17,760	2,145
Increase (Decrease) in other payables, accrued expenses and other long term liabilities	(3,474)	119	(9,504)	3,524

Net cash provided by (used in) operating activities	14,464	(825)	12,617	273

Cash flows from investing activities:
Increase in restricted deposit	(10,002)	(110)	(10,043)	(262)
Redemption of (investment in) short-term deposits	9,067	(3,500)	13,986	6,600
Purchase of property and equipment	(1,313)	(491)	(2,790)	(2,058)
Investment in marketable securities	(7,192)	(7,236)	(31,796)	(25,193)
Proceeds from redemption or sale of marketable securities	8,813	7,314	32,382	23,727
Acquisitions	-	-	-	(3,048)
Net cash provided by (used in) investing activities	(627)	(4,023)	1,739	(234)

Cash flows from financing activities:

Exercise of employee stock options	111	201	773	343
Net cash provided by financing activities	111	201	773	343

Increase (Decrease) in cash and cash equivalents and restricted cash	13,948	(4,647)	15,129	382
Cash, cash equivalents and restricted cash at the beginning of the period	17,517	20,371	16,336	15,342

Cash, cash equivalents and restricted cash at the end of the period	$31,465	$15,724	$31,465	$15,724